Annual Report

Cover Page

Name of issuer:

Biochar Life, PBC

Legal status of issuer:

Form: Other

Other (specify): Public Benefit Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 2/4/2022

Physical address of issuer:

434 Cedar Avenue
Highland Park NJ 08904

Website of issuer:

https://biochar.life

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

41

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$672,034.00	$333,825.00
Cash & Cash Equivalents:	$139,064.00	$323,725.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$479,812.00	$26,010.00
Long-term Debt:	$570,673.00	$446,156.00
Revenues/Sales:	$468,795.00	$810,285.00
Cost of Goods Sold:	$301,600.00	$382,075.00
Taxes Paid:	$0.00	$16,344.00
Net Income:	($270,158.00)	($90,439.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Biochar Life, PBC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Evelind Schecter	CFO	Biochar Life	2022
Dr. David Hughes	Professor	Penn State University	2022
Dana L. Brown	Dean	Sprott School of Business	2022
James Greenberg	Retired	Retired	2022
D. Michael Shafer	Founder	Warm Heart Worldwide	2022
Dr. Nelson Mattos	CEO	Karimu Foundation	2023
Jason Highberger	CEO	Biochar Life	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Evelind Schecter	Treasurer	2022
Evelind Schecter	CFO	2022
James Greenberg	Secretary	2022
James Greenberg	Chairman of the Board	2022
Matthew Charles Rickard	COO	2023
Jason Highberger	CEO	2022
Jason Highberger	President	2022

For three years of business experience, refer to <u>Appendix D: Director & Officer Work History</u>.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Warm Heart Worldwide INC.	5000.0 Common	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached <u>Appendix A, Business Description & Plan</u>

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-

collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> The carbon removal industry and market demand are still emerging and relatively unproven at commercial scales. Adoption rates, future regulations, competing technologies, and public perception toward carbon removal could fluctuate in ways that materially impact market demand.
>
> We rely heavily on a limited number of large industrial customers and offtakers for a majority of current and projected revenue. The loss of one or more of these keystone relationships, due to shifting priorities, financial difficulties, or contract renegotiations could severely impact our business outlook.
>
> Our technology platform and service delivery model depend upon integration with various third-party software, data providers, cloud infrastructure, and technology stacks not under our control. Any disruptions in service levels, contractual changes, or loss of access could significantly constrain operational capabilities.
>
> Expanding our carbon removal operations globally, particularly into developing regions like Africa and Asia, requires navigating varying and potentially unstable regulatory environments, geopolitical risks, public infrastructure limitations, and local stakeholder concerns which could delay projects and increase complexity.
>
> The carbon removal market is currently oversupplied

The carbon removal market is currently oversupplied relative to demand, with an increasing number of new entrants and competing approaches. Failure to achieve market leadership or competitive advantages could result in unsustainable pricing pressures.

Realizing our growth plans and scaling carbon removal capacity will require raising substantial additional growth capital through equity, debt, or other financing alternatives that may not be available or obtainable on favorable terms.

We generate revenue primarily through long-term offtake contracts with customers. Cash flow could be disrupted by customer non-payment, defaults on purchase obligations, contractual disputes, or delays impacting the agreed delivery schedule.

Carbon tax and incentive programs are evolving in the countries we operate. Changes to these future taxes and incentive programs through legislative reforms could materially impact the financial viability of operations.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	5000	5000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion

Security   Conversion

Warrants: _____

Options: _____

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	James Greenberg
Issue date	06/14/22
Amount	$200,000.00
Outstanding principal plus interest	$152,342.00 as of 03/04/24
Interest rate	6.0% per annum
Maturity date	12/15/27
Current with payments	Yes

The loan was distributed in 2 tranches of $100,000 each.

Loan

Lender	Evelind Schecter and Michael Shafer
Issue date	12/12/24
Amount	$50,000.00
Outstanding principal plus interest	$55,000.00 as of 03/04/25
Interest rate	10.0% per annum
Maturity date	12/31/25
Current with payments	Yes

This is a loan from current board directors and co-founders.

Loan

Lender	Ground Up Investing, LLC
Issue date	12/12/24
Amount	$150,000.00
Outstanding principal plus interest	$165,000.00 as of 03/04/25
Interest rate	10.0% per annum
Maturity date	12/31/25
Current with payments	Yes

This was a loan from current investor Ground Up Investing, LLC.

Convertible Note

Issue date	11/16/23
Amount	$150,000.00
Interest rate	0.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	11/17/30

The repayment terms are 1.75X return on capital. Repayment is based on 10% of revenue starting in Q4 of 2024.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2023	Regulation D, Rule 506(b)	Convertible Note	$150,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	James Greenberg
Amount Invested	$200,000.00
Transaction type	Loan
Issue date	06/14/22
Outstanding principal plus interest	$152,342.00 as of 03/04/24
Interest rate	6.0% per annum
Maturity date	12/15/27
Current with payments	Yes
Relationship	Chairman

Name	Evelind Schecter and Michael Shafer
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	12/12/24
Outstanding principal plus interest	$55,000.00 as of 03/04/25
Interest rate	10.0% per annum
Maturity date	12/31/25
Current with payments	Yes
Relationship	Board Director

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose

it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Biochar carbon removal with smallholder farmers

Milestones

Biochar Life PBC was organized in the State of Delaware in February 2022.

Since then, we have:

- Massive environmental impact! Biochar Life has removed nearly 20,000 tCO_2eq.
- More than 2000 smallholder farmers in Africa and SE Asia are currently benefiting from being part of our program.
- Increased social equality with more than 60% of our farmer teams being female.
- Developed verification standards with Carbon Standards Intl. and European Biochar Certificate.

Historical Results of Operations

The following outlines last year's results.

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $468,795 compared to the year ended December 31, 2023, when the Company had revenues of $810,285. Our gross margin was 35.66% in fiscal year 2024, and 52.85% in 2023.

- *Assets.* As of December 31, 2024, the Company had total assets of $673,034, including $139,064 in cash. As of December 31, 2023, the Company had $333,825 in total assets, including $323,725 in cash.

- *Net Loss.* The Company has had net losses of $270,158 and net losses of $90,439 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities.* The Company's liabilities totaled $1,050,485 for the fiscal year ended December 31, 2024 and $472,166 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.
Prior Year Adjustment An adjustment was made to the Corus International GUI convertible debt loan in 2024. The long-term liability was overstated by $30,050 in 2023.
Runway & Short/Mid Term Expenses
Biochar Life PBC cash in hand is $146,072, as of February 2025. Over the last three months, revenues have averaged $30,300/month, cost of goods sold has averaged $30,104/month, and operational expenses have averaged $22,292/month, for an average burn rate of $22,096 per month. Our intent is to be profitable in 21 months.

The last 6 months has seen a slow down in buyers for artisan carbon credits. Though we thought we were going to close a large order (>10,000t), this did not materialize. We invested in the production of credits so our inventory balance sheet improved but the business needs to continue to work diligently to secure buyers.

We project $204,000 in revenue over the next 6 months, $200,000 is locked in with our current purchase agreement. On the expenses, we anticipate $216,755 is costs (both COGS and expenses) in the next 6 months.

We aim to be operationally breakeven this year. Our net operating income is projected to be $49,031 while our net income will be a modest loss of -$13,285. We do not anticipate needing any further funding to reach profitability this year. Assuming the business secures sufficient demand for more buyer contracts then the business may look to secure additional funding for 2026 and beyond.

We have adequate capital on hand from prior fund raising and projected sales to support our business through June 2025.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jason Highberger, certify that:

(1) the financial statements of Biochar Life, PBC included in this Form are true and complete in all material respects ; and

(2) the financial information of Biochar Life, PBC included in this Form reflects accurately the information reported on the tax return for Biochar Life, PBC filed for the most recently completed fiscal year.



Jason Highberger
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://biochar.life

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

D. Michael Shafer
Dana L. Brown
Dr. David Hughes
Dr. Nelson Mattos
Evelind Schecter
James Greenberg
Jason Highberger
Matthew Charles Rickard

Appendix E: Supporting Documents

ttw_communications_145490_092229.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Wefunder Crowdfunding Revenue Share

Wefunder Crowdfunding Revenue Share

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

D. Michael Shafer

Dana L. Brown

Dr. David Hughes

Dr. Nelson Mattos

Evelind Schecter

James Greenberg

Jason Highberger

Matthew Charles Rickard

Appendix E: Supporting Documents

ttw_communications_145490_092229.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Biochar Life, PBC

By

Jason Highberger

Co-Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent

Agreement has been signed by the following persons in the capacities and on the dates indicated.

Jason Highberger
_____

Co-Founder & CEO
3/10/2025

Eveleind A. Schecter
_____

CFO
3/10/2025

James Lewis Greenberg
_____

Chairman
3/11/2025

Dana Brown
_____

Board Member
3/16/2025

D. Michael Shafer
_____

Co-Founder, Director
3/16/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.